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Form 12b-25 (Official Text)

Facing Page
Part 1--REGISTRANT INFORMATION
Part II--Rules 12b-25(b) AND (c)
Part III--NARRATIVE
Part IV--OTHER INFORMATION
General Instructions

                     FORM 12b-25 NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                 0-24031
                                                                 CUSIP NUMBER
                                                                 45810X102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Check One): [X] Form 10-K o Form 20-F o Form 11-K o Form 10-Q o Form N-SAR For Period Ended: December 31, 2001
              -----------------
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

____________________________________________________________________

PART 1--REGISTRANT INFORMATION (Official Text)

Integrated Business Systems and Services, Inc.
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Full Name of Registrant:


____________________________________________________________________
Former Name if Applicable

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115 Atrium Way, Suite 228
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Address of Principal Executive Office (Street and Number)

Columbia, South Carolina         29223
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City, State and Zip Code
PART II--Rules 12b-25(b) AND (c) (Official Text)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE (Official Text)

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Integrated Business Systems and Services, Inc. is unable to file its Annual Report on Form 10-KSB for the period ended December 31, 2001 timely without unreasonable effort or expense due to unforeseeable delays in preparation of the financial statements.

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The delay in this filing of Form 10-KSB can not be eliminated without unreasonable effort or expense.

PART IV--OTHER INFORMATION (Official Text)

(1) Name and telephone number of person to contact in regard to this notification

        William S. McMaster                   (803)           736-5595
      -------------------------------      --------------------------------
      (Name)                               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

 Yes   |X|  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



 Integrated Business Systems and Services, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2002                 By:    /s/ WILLIAM S. MCMASTER
                                        -------------------------------------
                                    William S. McMaster
                                    Chief Financial Officer and General Counsel

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                             EXHIBIT TO FORM 12b-25

April 1, 2002

Mr. William S. McMaster, CFO and General Counsel
Integrated Business Systems and Services, Inc.
115 Atrium Way, Suite 228
Columbia, SC 29223

Dear Mr. McMaster:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated April 1, 2002.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Integrated Business Systems and Services, Inc. on or before the date the Form 10-KSB of Integrated Business Systems and Services, Inc. for the year ended December 31, 2001 is required to be filed.

Very truly yours,


/s/ Scott McElveen, L.L.P.
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Scott McElveen, L.L.P.